DESCRIPTION OF ALLIANCEBERNSTEIN UNITS AND
ALLIANCEBERNSTEIN HOLDING L.P. UNITS

General

    Interests in AllianceBernstein L.P. (“ABLP”) are in the form of units of limited partnership interest (“ABLP units”). Interests in AllianceBernstein Holding L.P. (“AB Holding”) are in the form of units representing assignments of beneficial ownership of limited partnership interests (“AB Holding units”). AB Holding is the record owner of a number of ABLP units equal to the number of AB Holding units then outstanding. As of December 31, 2025, there were 92,284,367 AB Holding units outstanding and 293,508,421 ABLP units outstanding.

    The Board of Directors (the “GP Board”) of AllianceBernstein Corporation, the general partner, controls the activities of both AB Holding and ABLP. The Board is not classified. Unitholders of ABLP and AB Holding do not have the right to vote for members of the GP Board. The right to appoint members of the GP Board rests with Alpha Units Holdings, Inc. (“Alpha”), the sole stockholder of the general partner. Alpha is a wholly owned subsidiary of Equitable Holdings, Inc. (“EQH”). The common stock of EQH trades publicly on the New York Stock Exchange under the ticker symbol “EQH.”

    Among other rights, Delaware law gives limited partners the right to maintain a derivative action, the right to exercise voting powers and the right to inspect and copy a partnership's books and records. The respective Amended and Restated Agreements of Limited Partnership of ABLP and AB Holding also grant limited partners such rights.

    The general partner may, without the consent of the limited partners, amend either partnership agreement to qualify the partnership as a limited partnership or to preserve the limited liability of limited partners.

    ABLP units do not trade publicly and are subject to significant transfer restrictions. AB Holding units trade publicly on the New York Stock Exchange under the ticker symbol “AB.”

Restrictions on Transfers of ABLP Units

    As noted above, ABLP units are subject to significant liquidity restrictions. In general, transfers of ABLP units are allowed only with the written consent of both EQH and ABLP’s general partner. Only the written consent of EQH, and not the written consent of the general partner, is required for a “block transfer,” as described below, of units by a corporation or other business entity, provided that the partnership has received an opinion of counsel to the effect that the partnership will not be treated as a publicly traded partnership for tax purposes as a result of the transfer. Either EQH or, where applicable, the general partner may withhold its consent to a transfer in its sole discretion, for any reason. Generally, neither EQH nor the general partner will permit any transfer that it believes would create a risk that ABLP would be treated as a corporation for tax purposes.

    ABLP does not recognize any transfer made without the appropriate consents.

    EQH and the general partner may refuse to consent to any transfer that is not described in the safe harbors set forth in United States Treasury regulations. This fact does not imply, however, that either EQH or the general partner necessarily intends to permit transfers that are described in the safe harbors. Neither EQH, where relevant, the general partner is required to approve any transfer, and there can be no assurance that EQH or the general partner will approve a transfer even if the transfer would be permissible under the safe harbors. Permissible transfers under the safe harbors may include:

(1) transfers at death;

(2) transfers between certain family members; and

(3) "block transfers."

    In general, a "block transfer" is the transfer within a 30-day period by a single holder, or group of related holders, of ABLP units representing more than 2% of the outstanding ABLP units. For these purposes, units held by EQH and its affiliates, other than AB Holding, will not be counted as outstanding.
Unitholders Have No Right to Direct the Business of AB Holding or ABLP
    The activities of AB Holding and ABLP are managed and controlled by the general partner. The general partner has agreed that it will conduct no active business other than managing AB Holding and ABLP, although it may make certain investments for its own account. Neither AB Holding unitholders nor ABLP unitholders have any rights to manage or control AB Holding or ABLP, or, as noted above, to elect directors of the general partner.

Change in Control

    As noted above, the general partner controls the activities of AB Holding and ABLP, and the general partner is a wholly owned subsidiary of EQH. Accordingly, any change in control of AB Holding or ABLP would require a sale by EQH of its interest in the general partner and consent of EQH.

Comparison of ABLP and AB Holding Unitholder Rights

    Set forth below is a comparison of AB Holding units and ABLP units. This summary is not complete and is qualified in its entirety by reference to the respective Amended and Restated Agreements of Limited Partnership of ABLP and AB Holding, each of which can be found on our firm’s website, www.alliancebernstein.com.

    Under Delaware law and the Partnership Agreements, ABLP unitholders and AB Holding unitholders have substantially similar voting rights.

    The general partner may not be removed by AB Holding unitholders unless it is not, or is simultaneously removed as, the general partner of ABLP. The general partner also may not withdraw unless it is not, or simultaneously withdraws as, the general partner of both AB Holding and ABLP.

Voting Rights

AB Holding and ABLP unitholders generally have voting rights with respect to:

•the withdrawal, removal, transfer and replacement of the general partner;

•the merger or consolidation of AB Holding or ABLP with another entity,

•the sale of all or substantially all of the assets owned, directly or indirectly, by either AB Holding or ABLP;

•the dissolution of either AB Holding or ABLP;

•certain types of amendments to the Partnership Agreements;

•reconstitution of AB Holding or ABLP;

•election, compensation and approval of a liquidating trustee;

•conversion or reorganization of AB Holding or ABLP into another type of legal entity;

•issuance of units that rank senior to the originally issued AB Holding units or ABLP units, as the case may be.

    Each AB Holding unit and ABLP unit entitles the holder thereof to cast one vote on all matters presented to unitholders.

    Approval of any matter submitted to unitholders generally requires the affirmative vote of unitholders holding more than 50% of the units then outstanding, except that:

•any transfer by the general partner of all or substantially all of AB Holding’s or ABLP’s assets where the general partner or its corporate affiliates have any direct or indirect equity interest in the person acquiring the partnership requires a vote of more than 50% of AB Holding or ABL unitholders, excluding employees of ABLP, their families, the general partner and its corporate affiliates;

•withdrawal of the general partner requires the approval of the holders of a majority of the units other than the general partner and its corporate affiliates;

•removal of the general partner without cause requires the vote of 80% of the outstanding units;

•except in limited circumstances, an election by the general partner to dissolve AB Holding or ABLP requires the approval of the holders of a majority of the units other than the general partner and its corporate affiliates;

•in certain circumstances upon which AB Holding or ABLP would otherwise be dissolved, a unanimous vote of the unitholders to continue the business of the partnership is necessary to avoid dissolution;

•any amendment that would adversely alter the rights and preferences of AB Holding or ABLP units requires the approval of the holders of a majority of the units other than the general partner and its corporate affiliates;

•any amendment that would adversely alter the rights and preference of any other class or series of units must be approved by a majority of that class; and

•any amendment for which AB Holding or ABLP does not receive a determination that as a result of such amendment:

othe unitholders would not lose their limited liability pursuant to Delaware law or the applicable Partnership Agreement;

othe partnership would not become subject to federal income tax or otherwise incur additional tax liabilities; and

ocertain advisory contracts of ABLP would not automatically be terminated or breached requires the approval of the holders of a majority of the units other than the general partner and its corporate affiliates.

    Only the general partner may propose amendments to either the ABLP Partnership Agreement or the AB Holding Partnership Agreement.

    Any action that may be taken at a meeting of unitholders of AB Holding or ABLP may be taken by written consent in lieu of a meeting executed by unitholders of AB Holding or ABLP sufficient to authorize such action at a meeting of unitholders.

Distributions / Taxation

    AB Holding and ABLP each is required under its Partnership Agreement to distribute its available cash flow.

    AB Holding is subject to a 3.5% federal tax on its gross business income. Otherwise, AB Holding is not subject to federal or state income tax. Rather, unitholders include their respective shares of AB Holding’s income, gain, losses, deductions and credits in computing taxable income, without regard to the cash distributed to unitholders quarterly. Generally, cash distributions are not taxable, unless distributions exceed a unitholder’s basis in units.

    ABLP is not subject to the 3.5% federal tax, or any corresponding state tax, on its gross business income. Otherwise, its tax treatment identical to the tax treatment of AB Holding.

    For the quarter ended December 31, 2025, each ABLP unit will be paid $1.05 per unit, while each AB Holding unitholder will be paid $0.96 per unit. The difference in distribution rate primarily results from applicability of the 3.5% federal tax described immediately above.

Meetings

    Meetings of AB Holding unitholders may be called for any purpose with respect to which the unitholders are entitled to vote. Such meetings may be called by the general partner or by unitholders holding at least 50% of the issued and outstanding AB Holding units.

    Meetings of ABLP unitholders may be called for any purpose with respect to which the unitholders are entitled to vote. Such meetings may be called by the general partner, by unitholders holding at least 25% of the issued and outstanding ABLP units or at the request of AB Holding, in its capacity as a limited partner of ABLP, pursuant to the request of AB Holding unitholders holding at least 50% of the issued and outstanding AB Holding units. AB Holding unitholders have the right to attend meetings of ABLP unitholders.
Liquidation Rights

    In the event of the liquidation of either ABLP or AB Holding, the assets of the partnership remaining after the satisfaction of all debts and liabilities of the partnership will be distributed to unitholders pro rata in accordance with the positive balances in their capital accounts. Any remaining assets will be distributed to the unitholders in accordance with their percentage interests.

Right to Compel Dissolution

    Under each Partnership Agreement, the general partner may dissolve AB Holding or ABLP if the general partner receives the approval of the holders of a majority of ABLP units or AB Holding units, as applicable, excluding units owned by the general partner and its corporate affiliates. The general partner can compel dissolution by (1) means of a written determination that the projected future revenues of either AB Holding or ABLP over the next five years will not cover the partnership’s projected costs and expenses in the same period, or (2) the sale of all or substantially all of the assets of the partnership. In most cases, the withdrawal, removal, bankruptcy or dissolution of the general partner will also compel dissolution.

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